                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)*
                    Under the Securities Exchange Act of 1934
                                       of
                    Elizabeth T. Corn (joined by her spouse)



                             Synovus Financial Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                            Common Stock: 87161C 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Garilou Page, Esq.
                             Synovus Financial Corp.
                           901 Front Avenue, Suite 202
                             Columbus, Georgia 31901
                                 (706) 649-4793
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 6, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

The Exhibit Index is located on page 12 of this filing.


                                  SCHEDULE 13D
----------------------------------------------------------------------------------------------------------------------------
              CUSIP No. 87161C 10 5                                                       Page 2 of 16 Pages
--------------------------------------------------                          ------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
           ELIZABETH T. CORN
----------------------------------------------------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (A) [ ]
                                                                                                                     (B) [X]
----------------------------------------------------------------------------------------------------------------------------
     3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*
           N/A
----------------------------------------------------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                       [ ]

----------------------------------------------------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF               7  SOLE VOTING POWER
          SHARES                          0
       BENEFICIALLY
         OWNED BY
           EACH
         REPORTING
          PERSON
           WITH
                                 -------------------------------------------------------------------------------------------
                                 8  SHARED VOTING POWER
                                    30,743,119.061
                                 -------------------------------------------------------------------------------------------
                                 9  SOLE DISPOSITIVE POWER
                                          0
                             -----------------------------------------------------------------------------------------------
                                10  SHARED DISPOSITIVE POWER
                                    30,743,119.061
----------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           30,743,119.061                                                                                                [ ]
----------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
----------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.8%
----------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           IN
----------------------------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13D
----------------------------------------------------------------------------------------------------------------------------
              CUSIP No. 87161C 10 5                                                       Page 3 of 16 Pages
--------------------------------------------------                          ------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
           LOVICK P. CORN
----------------------------------------------------------------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (A) [ ]
                                                                                                                     (B) [X]
----------------------------------------------------------------------------------------------------------------------------
     3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------------
     4     SOURCE OF FUNDS*
           N/A
----------------------------------------------------------------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                       [ ]

----------------------------------------------------------------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
----------------------------------------------------------------------------------------------------------------------------
         NUMBER OF               7  SOLE VOTING POWER
          SHARES                             0
       BENEFICIALLY              -------------------------------------------------------------------------------------------
         OWNED BY                8  SHARED VOTING POWER
           EACH                      3,122,094.061
         REPORTING               -------------------------------------------------------------------------------------------
          PERSON                 9  SOLE DISPOSITIVE POWER
           WITH                              0
                             -----------------------------------------------------------------------------------------------
                                10  SHARED DISPOSITIVE POWER
                                    17,431,276.061
----------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           17,431,276.061
----------------------------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [ ]
----------------------------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.1%
----------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           IN
----------------------------------------------------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         This Amendment No. 2 ("Amendment No. 2") to Schedule 13D relates to the common stock, $1.00 par value (the "Common Stock"), of Synovus Financial Corp. ("Synovus"), a Georgia business corporation. The address of Synovus' principal executive offices is 901 Front Avenue, Suite 301, Columbus, Georgia 31901.

ITEM 2. IDENTITY AND BACKGROUND.

         Amendment No. 2 amends and restates the Schedule 13D, as previously amended, of Elizabeth T. Corn. Mrs. Corn's husband, Lovick P. Corn, is joining in this filing for the first time due to the recent transfer to him of certain family holding company shares previously owned by Mrs. Corn. That transfer may cause Mr. Corn to be deemed to share beneficial ownership of certain Synovus shares that: (a) are held through such family holding company; (b) are also beneficially owned by Mrs. Corn; and (c) constitute more than 5% of Synovus Common Stock. Accordingly, Amendment No. 2 is being filed jointly by Mrs. Corn and Mr. Corn, both in their individual capacities and as trustees of their respective grantor retained annuity trusts ("GRATs") described in Item 3 below. Mrs. Corn and Mr. Corn share the same household. The address of both Mrs. Corn and Mr. Corn is c/o Synovus Trust Company, Post Office Box 120, Columbus, Georgia 31902.

         Mrs. Corn is a homemaker. Mr. Corn is an Advisory Director of W. C. Bradley Co., the address of which is 1017 Front Avenue, Columbus, Georgia 31901.

         Neither Mrs. Corn nor Mr. Corn has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         Neither Mrs. Corn nor Mr. Corn has been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         Both Mrs. Corn and Mr. Corn are citizens of the United States of
America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Amendment No. 2 is being filed pursuant to Rules 13d-1(k)(1) and 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, to report the following transactions in the stock of TB&C Bancshares, Inc., a Georgia corporation ("TB&C"), through which Mrs. and Mr. Corn, as trustees of their respective GRATs, may be deemed to beneficially own certain shares of Synovus Common Stock.

         - A gift on December 6, 2000, of 2,146,016 shares of common stock (14.7% of the outstanding voting stock) of TB&C from Mrs. Corn to Mr. Corn;

         - A transfer on December 14, 2000, by Mrs. Corn of 2,139,061 shares of common stock (14.7% of the outstanding voting stock) of TB&C to the 2000 Elizabeth T. Corn Trust, a grantor retained annuity trust of which Mrs. Corn is the sole trustee ("Mrs. Corn's GRAT"), as well as gifts by Mrs. Corn of a total of 6,955 shares of common stock of TB&C to her children; and

         - A transfer on December 14, 2000, by Mr. Corn of 2,146,016 shares of common stock (14.7% of the outstanding voting stock) of TB&C to the 2000 Lovick P. Corn Trust, a grantor retained annuity trust of which Mr. Corn is the sole trustee ("Mr. Corn's GRAT").

         No funds or any other consideration has been or will be given in connection with any of the gifts and transfers described above.

         TB&C was formed in 1986 by Mrs. Corn and her brother and sister, William B. Turner and Sarah T. Butler, to effect various family, financial and estate planning goals. Since 1986, there have been six three-for-two splits of Synovus Common Stock, as a result of which each share of Synovus Common Stock outstanding in 1986 now represents approximately 11 shares of Synovus Common Stock (disregarding any cash settlements of fractional shares). There were two additional splits (one two-for-one split and one three-for-two split) between the time Mrs. Corn filed her initial Schedule 13D in October 1980 and the formation of TB&C in 1986. As a result, each share of Synovus Common Stock outstanding in October 1980 now represents 34 shares of Synovus Common Stock. These stock splits, together with the sharing of voting and investment power over the shares her brother and sister contributed to TB&C, account for the vast majority of increases since 1980 in the number of shares shown as beneficially owned by Mrs. Corn.

         As of the date of this report, the voting stock of TB&C is beneficially owned primarily by: (1) Mrs. Corn, who owns 14.7% through Mrs. Corn's GRAT, (2) Mr. Corn, who owns 14.7% through Mr. Corn's GRAT, (3) Mr. Turner and his wife, who together own 28.9% through similar GRATs established by each of them and (4) Mrs. Butler and her husband, who together own 30.8% through similar GRATs established by each of them. Mrs. Corn is one of six directors of TB&C. Mr. Corn is not a director of TB&C.

         As of the date of this report, TB&C beneficially owns 14,309,182 shares of Synovus Common Stock directly and may be deemed the beneficial owner of 13,311,843 shares of Common Stock indirectly pursuant to the Voting Lease described below. On March 2, 1995, TB&C entered into an agreement (the "Voting Lease") to lease certain rights in all shares of Common Stock held in trust by Synovus Trust Company ("STC"), a wholly owned subsidiary of Synovus, under each of the following trusts (collectively, the "Series 600 Trusts"): (a) STC as Trustee u/w/o W. C. Bradley 6/22/45 for Sarah T. Butler; (b) STC as Trustee u/w/o W. C. Bradley 6/22/45 for Elizabeth T. Corn; and (c) STC as Trustee u/w/o
W. C. Bradley 6/22/45 for William B. Turner.

         Pursuant to the Voting Lease, TB&C has leased from STC the right to vote and the right to tender all, but not less than all, of the Common Stock of Synovus held by the Series 600 Trusts. The Voting Lease had an initial five-year term and was renewed on February 29, 2000 for another five years. In exchange for the lease of such rights, TB&C was required to make quarterly payments to STC for the initial lease term of five years, equal to $.03 per share of Synovus Common Stock, which was .17% of $19.50, the closing price of a share of Synovus Common Stock on the New York Stock Exchange on March 2, 1995. The quarterly lease payments during the renewal term of the Voting Lease are equal to $.0265625 per share of Synovus Common Stock, which is .17% of $15.625, the closing price of a share of Synovus Common Stock on the New York Stock Exchange on March 2, 2000. TB&C uses the quarterly cash dividends that it receives with respect to the shares of Synovus Common Stock it owns directly as the source of funds to pay these lease payments.

ITEM 4. PURPOSE OF TRANSACTION.

         As indicated under Item 3, TB&C was formed to allow Mrs. Corn and her brother and sister to effect various family, financial and estate planning goals for themselves and their lineal descendants. The gift and transfers of TB&C shares described under Item 3 have been effected in furtherance of these goals. Mrs. and Mr. Corn plan to continue evaluating ways to achieve such goals.

         Neither Mrs. Corn nor Mr. Corn currently has any plans or proposals that relate to or would result in: (a) any person acquiring additional securities of Synovus or disposing of securities of Synovus, other than through Mr. Corn's participation in Synovus' Director Stock Purchase Plan (available to Mr. Corn as an emeritus director of Synovus) and in Synovus' Dividend Reinvestment and Direct Stock Purchase Plan; (b) an extraordinary corporate transaction involving Synovus; (c) a sale or transfer of a material amount of the assets of Synovus or any of its subsidiaries; (d) any change in the present board of directors or management of Synovus; (e) any material change in the present capitalization or dividend policy of Synovus; (f) any other material change in Synovus' business or corporate structure; (g) any changes in Synovus' charter or bylaws or other actions that might impede the acquisition of control of Synovus; (h) the delisting of Synovus Common Stock from the New York Stock Exchange; (i) the eligibility of Synovus Common Stock for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in items
(a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) The percentages set forth below and on pages 2-3 hereof are based on 284,673,291 shares of Synovus Common Stock outstanding on December 14, 2000, as provided by the Company.

         MRS. CORN. Mrs. Corn could be construed to be the beneficial owner of 30,743,119.061 shares (10.8%) of the Synovus Common Stock. Certain of these shares have been beneficially owned by Mrs. Corn for a number of years, with such beneficial ownership often pre-dating the organization of Synovus and extending to comparable beneficial ownership of the securities of Columbus Bank and Trust Company, the lead bank subsidiary for which Synovus was initially organized to acquire in 1972.

         Mrs. Corn has shared voting and investment power as to all such shares of Synovus Common Stock, consisting of: (a) 3,281 shares owned directly by Mrs. Corn, as to which voting power and investment power are shared with Mr. Corn;
(b) 423,513.061 shares owned directly by Mr. Corn, as to which Mrs. Corn shares voting and investment power with her husband; (c) 2,568,205 shares owned by the Bradley-Turner Foundation (the "B-T Foundation"), a charitable foundation of which both Mrs. and Mr. Corn are trustees and as to which voting power and investment power are shared with the other trustees of such foundation; (d) 14,309,182 shares owned directly by TB&C, as to which voting power and investment power are shared with the other directors of TB&C and as to which certain investment power (involving major transactions requiring approval by TB&C's shareholders) may be deemed to be shared with the other five principal shareholders of TB&C; (e) 13,311,843 shares held in trust under the Series 600 Trusts by STC, as trustee, subject to the terms of the Voting Lease described in Item 3 above, as to which voting power, and, with respect to tender offers, exchange offers and mergers, investment power, are shared with the other directors of TB&C; and (f) 127,095 shares owned by Beloco, Inc., a not-for-profit charitable corporation ("Beloco"), as to which voting power and investment power are shared with the other trustees of Beloco. Investment power with respect to the shares of Synovus Common Stock held by the Series 600 Trusts is held by STC, as trustee, as to all matters other than tender offers, exchange offers and mergers. The Bylaws of TB&C provide that voting power over all of the shares owned or otherwise voted by TB&C shall be shared by the directors of TB&C.

         MR. CORN. Mr. Corn could be construed to be the beneficial owner of 17,431,276.061 shares (6.1%) of Synovus Common Stock. Mr. Corn has shared voting and investment power as to 3,122,094.061 of these shares, as follows: (a) 423,513.061 shares owned directly by Mr. Corn, as to which Mr. Corn shares voting and investment power with his wife; (b) 3,281 shares owned directly by Mrs. Corn, as to which voting power and investment power are shared with Mr. Corn; (c) 2,568,205 shares owned by the B-T Foundation, as to which voting power and investment power are shared with the other trustees of the B-T Foundation; and (d) 127,095 shares owned by Beloco, as to which voting power and investment power are shared with the other trustees of Beloco. As a principal shareholder of TB&C, Mr. Corn as sole trustee of Mr. Corn's GRAT may be deemed to share certain investment power (involving major transactions requiring approval by TB&C's shareholders) with the directors and the five other principal shareholders of TB&C as to the 14,309,182 shares of Synovus Common Stock owned directly by TB&C.

         Additional information regarding the persons with whom Mrs. and Mr. Corn share voting and/or investment power is included on the next page.

                            INFORMATION REGARDING THE
                 DIRECTORS AND CONTROLLING SHAREHOLDERS OF TB&C,
                       THE TRUSTEES OF THE B-T FOUNDATION,
                             THE TRUSTEES OF BELOCO,
                      AND SYNOVUS TRUST COMPANY AS TRUSTEE


                                     Capacity in Which Such Person Shares
Name and Address(1)                  Voting or Investment Power             Present Principal Occupation and Address of Employment
--------------------------------     -----------------------------------    ------------------------------------------------------
William B. Turner                    Director and Controlling Shareholder   Advisory Director of
                                     of TB&C and Trustee of                 W. C. Bradley Co. (1017 Front Avenue,
                                     B-T Foundation                         Columbus, GA  31901)

                                                                            Chairman of the Executive Committee of
                                                                            Synovus Financial Corp. (901 Front Ave., Suite 301
                                                                            Columbus, GA  31901)

Sue Marie T. Turner                  Controlling Shareholder of TB&C        Homemaker
                                     and Trustee of B-T Foundation

Sarah T. Butler                      Director and Controlling Shareholder   Homemaker
                                     of TB&C and Trustee of B-T
                                     Foundation

Clarence C. Butler                   Controlling Shareholder of TB&C        Retired Physician
                                     and Trustee of B-T Foundation          St. Francis Hospital
                                                                            P.O. Box 7000, Columbus, GA  31908

Elizabeth T. Corn                    Director and Controlling Shareholder   Homemaker
                                     of TB&C; Trustee of B-T Foundation;
                                     and Trustee of Beloco

Lovick P. Corn                       Controlling Shareholder of TB&C;       Advisory Director
                                     Trustee of B-T Foundation; and         W.C. Bradley Co.
                                     Trustee of Beloco                      1017 Front Avenue, Columbus, GA  31901

William B. Turner, Jr.               Director of TB&C                       President
(adult son of William B. Turner)     and Trustee of B-T Foundation          W. C. Bradley Co.
                                                                            1017 Front Avenue, Columbus, GA  31901

Stephen T. Butler                    Director of TB&C and                   Chairman of the Board
(adult son of Sarah T. Butler)       Trustee of B-T Foundation              W. C. Bradley Co.
                                                                            1017 Front Avenue, Columbus, GA  31901

Elizabeth C. Ogie                    Director of TB&C; Trustee of           Director
(adult daughter of Elizabeth T.      of B-T Foundation; and Trustee of      W. C. Bradley Co.
 Corn)                               Beloco                                 1017 Front Avenue, Columbus, GA  31901


Sarah T. Martin                      Trustee of B-T Foundation              Employee
(adult daughter of William B.                                               Columbus Travel
Turner)                                                                     123 12th Street, Columbus, GA  31901

Polly C. Miller                      Trustee of B-T Foundation and          Homemaker
(adult daughter of Elizabeth T.      Trustee of Beloco
Corn)

                                     Capacity in Which Such Person Shares
Name and Address(1)                  Voting or Investment Power             Present Principal Occupation and Address of Employment
------------------                   --------------------------             ------------------------------------------------------
Elizabeth B. Ramsay                  Trustee of B-T Foundation              Shop Owner
(adult daughter of Sarah T.                                                 Galleria Riverside
Butler)                                                                     15 10th Street, Columbus, GA 31902

Susan C. Wainwright                  Trustee of Beloco                      Homemaker
(adult daughter of Elizabeth T.
Corn)

Sarah C. Irby                        Trustee of Beloco                      Homemaker
(adult daughter of Elizabeth T.
Corn)

Katherine C. Foster                  Trustee of Beloco                      Homemaker
(adult daughter of Elizabeth T.
Corn)

Gilbert B. Miller                    Trustee of Beloco                      Student
(adult son of Polly C. Miller)                                              University of Georgia
                                                                            Athens, GA 30605

Sam Wellborn                         Trustee of B-T Foundation              Chairman of Synovus Foundation
                                                                            P.O. Box 120
                                                                            Columbus, GA 31902

Synovus Trust Company,               Trustee of Series 600 Trusts           Financial institution with trust powers
As Trustee
1148 Broadway, 2nd Floor
Columbus, GA  31901

---------------
(1) Each individual named above is a citizen of the United States, and STC is a state-chartered trust company formed under the laws of Georgia. None of the above individuals or STC has, during the last five years: (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The address of each individual named above is c/o Synovus Trust Company, P.O. Box 120, Columbus, GA 31902.
---------------

         (c) There have not been any transactions within the last 60 days by Mrs. or Mr. Corn in shares of Synovus Common Stock.

         (d) Pursuant to the Series 600 Trusts, STC has the power to distribute dividends from an aggregate of 13,311,843 shares of Synovus Common Stock held by the Series 600 Trusts. The Series 600 Trusts also authorize STC to distribute up to $10,000 annually from the corpus of each trust, and any such annual distributions could include sale proceeds from the sale of any of such shares.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described herein or filed previously with respect to the
Schedule 13D, there are no contracts, arrangements, understandings or relationships with respect to the Synovus Common Stock.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A                  Lease of Rights between TB&C as Lessee and STC, as
                           Trustee of each of the Series 600 Trusts. (Filed in March 1995 in paper form as EXHIBIT A to Amendment
                           No. 1 to the Schedule 13D of Elizabeth T. Corn and omitted from this electronically filed restatement pursuant to Rule 13d-2(e).)

EXHIBIT B                  Letter dated February 29, 2000, renewing the Lease
                           of Rights described under EXHIBIT A.

EXHIBIT C                  Power of Attorney from Elizabeth T. Corn,
                           individually and as trustee.

EXHIBIT D                  Power of Attorney from Lovick P. Corn, individually
                           and as trustee.

EXHIBIT E                  Agreement with respect to joint filing of Amendment
                           No. 2 to Schedule 13D pursuant to Rule
                           13d-1(k)(1)(iii), dated December 15, 2000, between
                           Elizabeth T. Corn and Lovick P. Corn.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




December 21, 2000             Elizabeth T. Corn, individually and as trustee


                              By:/s/ Garilou Page
                                 -----------------------------------------
                                 Garilou Page, as Attorney in Fact


December 21, 2000             Lovick P. Corn, individually
                              and as trustee


                              By:/s/ Garilou Page
                                 -----------------------------------------
                                 Garilou Page, as Attorney in Fact

                                INDEX TO EXHIBITS


Exhibit                             Description of Exhibit
-------                             ----------------------

EXHIBIT A                  Lease of Rights between TB&C as Lessee and STC, as
                           Trustee of each of the Series 600 Trusts. (Filed in
                           March 1995 in paper form as EXHIBIT A to Amendment
                           No. 1 to the Schedule 13D of Elizabeth T. Corn and
                           omitted from this electronically filed restatement
                           pursuant to Rule 13d-2(e).)

EXHIBIT B                  Letter dated February 29, 2000, renewing the Lease
                           of Rights described under EXHIBIT A.

EXHIBIT C                  Power of Attorney from Elizabeth T. Corn,
                           individually and as trustee.

EXHIBIT D                  Power of Attorney from Lovick P. Corn, individually
                           and as trustee.

EXHIBIT E                  Agreement with respect to joint filing of Amendment
                           No. 2 to Schedule 13D pursuant to Rule
                           13d-1(k)(1)(iii), dated December 15, 2000, between
                           Elizabeth T. Corn and Lovick P. Corn.